EXHIBIT 99.04


           		   Assessment of Fuel Price, Supply
				and Delivery Risks for the
		  	 Panda-Rosemary Cogeneration Project

 			           Prepared by:
		    Benjamin Schlesinger and Associates, Inc.
                  	 The Bethesda Gateway
 			   7201 Wisconsin Avenue, Suite 740
			   	  Bethesda, MD  20814


                            Prepared for:

                  Panda Energy International, Inc.
                4100 Spring Valley Road, Suite 1001
                        Dallas, Texas  75244





                          September 20, 1996
                        Updated April 11, 1997





                                                   April 11, 1997




            BENJAMIN SCHLESINGER AND ASSOCIATES, INC.

                  Officer's Update Certificate



     I, Benjamin Schlesinger, Principal of Benjamin Schlesinger and Associates, Inc., DO HEREBY CERTIFY that:

     Since September 20, 1996, no event affecting our report entitled "Assessment of Fuel Price, Supply and Delivery Risks for the Panda-Rosemary Cogeneration Project" (the "Rosemary Fuel Consultant's Report") or the matters referred to therein has occurred (i) which makes untrue or incorrect in any material respect, as of the date hereof, any information or statement contained in the attached Rosemary Fuel Consultant's Report or
(ii) which is not reflected in the Offering Memorandum relating to the offering of the Panda Global Energy Company Senior Secured Notes due 2004 (the "Offering Memorandum") but should be reflected therein in order to make the statements and information contained in the Rosemary Fuel Consultant's Report, or in the Summary of the Rosemary Fuel Consultant's Report contained in the Offering Memorandum, in light of the circumstances under which they were made, not misleading.

     We have reviewed the fuel supply and transportation pricing projections used by Burns & McDonnell Engineering Company, Inc. in their report, dated April 11, 1997 (the "B&M Report"), regarding the Rosemary Cogeneration Project. We have concluded that the projections developed by Burns & McDonnell in the B&M Report employ reasonably conservative assumptions with respect to the Panda-Rosemary Partnership's fixed gas transportation costs and the relationship of the Panda-Rosemary Partnership's variable fuel costs to the energy price under the Rosemary Power Purchase Agreement, and that the B&M Report contains reasonable assumptions concerning the revenue that the Panda-Rosemary Partnership may receive by reselling transportation capacity that is excess to the Panda-Rosemary Facility's average daily capacity utilization and/or reselling gas using its excess transportation capacity.

     We have also reviewed the Amendment effective January 1, 1997 (the "Amendment") to the Service Agreement which the Panda-Rosemary Partnership entered into with Transcontinental Gas Pipe Line Corporation ("Transco") in July 1996. We have concluded that the Amendment properly executes the same kind and quality of firm backhaul transportation service which was put into place under the FT-NT contract which the Panda-Rosemary Partnership executed with Transco in October 1991, and which was envisioned in the Description of the Project's Fuel Supply and Delivery Arrangements contained in the Rosemary Fuel Consultant's Report.



          WITNESS my hand this 11th day of April, 1997.



By:  /s/Benjamin Schlesinger
     Benjamin Schlesinger, Ph.D.
     President





                            FINAL REPORT - Updated April 11, 1997


     ASSESSMENT OF FUEL PRICE, SUPPLY AND DELIVERY RISKS FOR
     THE PANDA-ROSEMARY COGENERATION PROJECT (THE "PROJECT")

INTRODUCTION

     Panda Energy International, Inc. (Panda) developed and owns an interest in the Project, a 180 MW gas-fired, combined cycle cogeneration facility located in Roanoke Rapids, NC. The Project has sold electric capacity and energy on a fully dispatchable basis to Virginia Electric and Power Company (VEPCO) since beginning commercial operations in late December 1990. The Project also sells steam and chilled water to its thermal host, the Bibb Company.

     The Project facilities include an approximately 10 mile, 10 inch natural gas pipeline that connects the plant in Roanoke Rapids to an interconnection with the Transco and Columbia interstate pipeline systems and with the North Carolina Natural Gas Company (NCNG) system in Pleasant Hill, NC. The Project has contracted for firm gas supply, firm transportation, gas balancing, and fuel management services in order to satisfy its daily fuel requirements and is permitted to burn low sulfur distillate fuel oil (DFO) as a backup fuel supply.

     In connection with two bond offerings being undertaken by subsidiaries of Panda, Panda has retained Benjamin Schlesinger and Associates, Inc. (BSA) to provide a due diligence analysis and evaluation of the Project's fuel supply and delivery arrangements, focusing on the appropriateness of the existing fuel arrangements, the historic reliability of fuel to the Project, and the extent to which fuel costs and energy revenues match.

OPINIONS AND CONCLUSIONS

Viability of the Fuel Supply Plan. The Project's overall fuel supply plan remains reasonable and appropriate given the Project's record of operation and its energy payment structure (see below). Panda's contract with Natural Gas Clearinghouse
(NGC) for fuel management services lies at the heart of the Project's fuel supply plan. NGC sells and delivers gas on a firm basis to satisfy the Project's baseload fuel requirements to produce steam and chilled water for sale to Bibb. Additionally, NGC buys and delivers gas and DFO on a best efforts basis to satisfy the Project's variable daily fuel requirements related to VEPCO's electric dispatch requests. The fuel plan includes direct access to two interstate pipeline systems, monthly balancing and backup gas sales service from NCNG, and sufficient on-site DFO storage and permit authorization to burn DFO whenever gas deliveries to the Project are insufficient to satisfy its total fuel requirements on a daily basis. We conclude that, provided VEPCO continues to dispatch the Project principally as a summer peaker, the additional fixed costs required to increase the Project's gas supply or delivery reliability are not warranted from an economic or fuel reliability perspective.

     The Project's energy revenues under its power sales agreement reflect the Project's fuel plan. During the months of January and February, when the Project is most likely to be forced to burn DFO due to spot gas curtailments, the energy payments are based on delivered DFO prices, while during the rest of the year the energy payments are based on the delivered price of Gulf Coast spot gas in the summer months and Appalachia spot gas in the winter months. While the Project's actual fuel consumed for dispatch operations has generally followed the seasonal fuel availability structure assumed in the energy payment mechanism, we note that the Project's energy payments and actual fuel costs are not directly linked, i.e., the Project's energy payment margins are at some risk for a mismatch between energy payments and fuel costs to produce electricity. Specifically, given that delivered DFO prices historically have exceeded delivered gas prices, the Project benefits if it is able to burn gas in January and February, but could experience reduced margins on its energy payments if forced to burn DFO in lieu of spot gas to satisfy dispatch requests in any other month. This risk, however, is largely mitigated by a start-up fee payable by VEPCO each time the Project is dispatched in November, December and March, the months other than January and February during which the Project is most likely to be forced to burn DFO. Although we believe the existing fuel plan to be reasonable and appropriate, we recommend that Panda continue to monitor on an annual basis the Project's actual and projected dispatch and gas and DFO pricing for the months of November, December and March to assess the need for modifications in the existing fuel plan.

Fuel Reliability. Although the Project buys firm gas supply and delivery services to satisfy only its baseload fuel requirements, the Project has always had enough fuel to satisfy VEPCO's dispatch requests. Moreover, from the start of commercial operations through the end of 1995, the Project has been able to secure gas sufficient to satisfy in excess of 90% of its total dispatch fuel requirements, a record attributable to relatively low levels of winter dispatch as well as the flexibility of its
gas arrangements.   We conclude that the Project's existing gas
supply and delivery arrangements provide an appropriate degree of gas reliability for an electric peaking facility. In addition, we conclude that the Project's two million gallon on-site DFO storage capacity, ready access to oil terminals in four nearby locations, and operational DFO resupply procedures with NGC that have proven to be effective to provide an appropriate degree of backup DFO supply reliability, i.e., no additional DFO supply or delivery contracts are necessary. However, the Project may not be able to sustain a 90% gas reliability level in the future under a scenario of significantly higher levels of dispatch in the months of November, December and March and Panda should continue to monitor projected dispatch for these months as described above.

Review of Pro Forma Fuel Costs. We have reviewed the fuel supply and transportation pricing projections used by Burns & McDonnell in their report on the Project (the "Independent Engineer's
Report").   We have concluded from our review that the
Independent Engineer's Report employs reasonably conservative assumptions for the costs of the Project's various gas supply and transportation services, i.e., based on our assessment of the fuel contracts and the cost of gas supply and transportation services, we believe that fuel delivered to the Project is likely to cost less than the estimates contained in the Independent Engineer's Report.

Contract Terms. The Project's fuel supply and transportation contracts have original terms of approximately 15 years and thus will need to be extended or replaced. We conclude that the Project should have little difficulty extending the existing fuel arrangements or, if necessary, replacing the current fuel contracts with alternate service arrangements that offer comparable price, credit support and reliability provisions. We note that the Independent Engineer's Report projects fuel costs through the year 2015 on the basis of the existing fuel contracts and, based on the foregoing conclusion, we believe such projection to be reasonable.


DESCRIPTION OF THE PROJECT'S FUEL SUPPLY AND DELIVERY
ARRANGEMENTS

I.   Fuel Management.

     Panda has two agreements with Natural Gas Clearinghouse
(NGC) that together provide the Project with a full spectrum of fuel management services. Pursuant to these agreements, NGC satisfies the Project's daily fuel requirements for baseload and dispatch operations by procuring the most economical combination of firm and best efforts gas supply available to the Project and maintaining an adequate supply of DFO to backup curtailments of best efforts gas supplies. In this section, we briefly describe the NGC contracts:

    - Panda negotiated a Gas Purchase Contract with NGC in 1990 (as amended in 1993) in order to secure a firm, warranted gas supply to support its baseload fuel requirements. As amended, the firm gas supply contract provides for the following:

       - The contract term extends through November 30, 2005, after which either party can terminate the contract with 30 days notice (see ANALYSIS OF POTENTIAL RISKS TO
          INVESTORS).

       - Panda nominates each month a Minimum Daily Quantity of gas it will buy each day in such month (the "MDQ") up to a maximum of 3,075 MMBtu/day. NGC has a firm obligation to deliver Panda's MDQ and, provided the parties reach agreement on a sales price, to deliver all gas nominated by Panda in excess of the MDQ up to the 3,075 MMBtu/day maximum.

       -  The price for the MDQ gas delivered is a monthly Gulf
          Coast spot index plus $0.04/MMBtu, with any volume delivered in excess of the MDQ priced at NGC's actual acquisition cost plus $0.04/MMBtu.

       - NGC delivers the gas to the Project either via Panda's firm transportation contract with Transco (see below) or via interruptible transportation (IT) service on the Transco or Columbia interstate pipeline systems, or alternate pipeline routes to the extent IT service is available.

       - If Panda buys less than its MDQ in any month, it must pay NGC a deficiency fee of $0.14/MMBtu times the amount of the deficiency. If NGC fails to deliver the volume Panda nominates each day up to the contract maximum of 3,075 MMBtu, it is obligated to pay damages equal to the difference, on a delivered cost to the Project basis, between Panda's replacement fuel cost and the applicable cost of gas pursuant to the contract for the deficient volume. In addition, NGC is obligated, annually, to provide any lender or lessor to the Project with financial information sufficient to assure lenders of NGC's continuing ability to meet its delivery obligations.

    - In October, 1990, Panda executed a Fuel Supply Management Agreement (FSMA) with NGC in order to secure spot gas to satisfy the Project's dispatch fuel requirements and to secure DFO for use as a backup fuel when the Project's total daily fuel requirements exceed the availability of gas under the firm gas supply and the FSMA. The FSMA has the same term as the NGC firm gas supply contract and contains the following provisions:

       - NGC buys spot gas on a best efforts basis at the lowest available price and delivers it to Pleasant Hill on an IT basis via either Transco or Columbia.

       - NGC manages the purchase of DFO for the Project and arranges price hedging arrangements (see DFO Supply and Delivery below).

       - Panda pays NGC's actual acquisition cost of gas and oil purchased pursuant to the FSMA plus $0.04/MMBtu for all gas and $0.002/gallon for all DFO delivered to the Project. In addition, NGC keeps 60% of all discounts that it negotiates on behalf of the Project relative to a benchmark delivered gas price equal to the sum of a published monthly spot gas index and Transco's monthly posted rate for IT service to Pleasant Hill.

       - NGC manages all communications and billings related to gas deliveries between Panda, NCNG, the interstate pipelines and all gas suppliers, including dispatching gas from the suppliers through the pipelines, invoicing, and verifying flowing volumes.(2)


II.  Gas Transportation.

	In October, 1991, Panda executed a Service Agreement with Transco for firm transportation service (the FT-NT contract). Panda negotiated this service to assure firm deliveries of the firm gas supply purchased from NGC to satisfy its baseload fuel requirements. Pursuant to the FT-NT contract, Panda may deliver up to 3,075 Mcf/day of gas to Texas Gas Transmission, a Transco affiliate, at various points in Texas and Louisiana and receive the gas from Transco at Pleasant Hill.

     In July 1996, the Project entered into separate contracts with Texas Gas Transmission Corporation (TGT), CNG Transmission Corporation (CNG), and Transco under which it converted its FT-NT contract with Transco into generally-applicable Part 284 firm transportation (FT) agreements with each pipeline.(2) The Project's FT contracts with TGT, CNG and Transco provide it with firm, 365 day/year service from each pipeline, subject to curtailment only in the event of force majeure as specified in the FERC-approved tariffs of each pipeline. Moreover, the conversion to FT service has enhanced the Project's operational flexibility since it is now able to switch receipt and delivery points for the gas and resell its capacity to third parties when unneeded. Transco has assured the Project that as part of its FT service it will continue to be guaranteed gas deliveries on a backhaul basis delivered to Transco at Leidy via TGT and CNG.

     Each contract term extends through October 31, 2006 (as did the Project's FT-NT contract) and then extend year to year thereafter unless terminated by either party with 12 months notice (see ANALYSIS OF POTENTIAL RISKS TO INVESTORS). Panda pays each pipeline's FERC-approved maximum rates for this service and NGC manages all three FT contracts as agent on behalf of Panda (see above).


III. Local Delivery and Gas Balancing.

     In February 1990, as amended in December 1991, Panda executed the Pipeline Operating Agreement with NCNG. The term of this agreement extends 15 years from the date the Project began commercial operations, i.e., December 27, 2005, and may be extended for two additional five year periods with the consent of both parties (see ANALYSIS OF POTENTIAL RISKS TO INVESTORS). The Pipeline Operating Agreement provides for the following:

      - NCNG operates and maintains Panda's pipeline between Pleasant Hill and the plant in Roanoke Rapids.

      - NCNG balances Panda's receipt of gas from Transco and Columbia with the delivery and consumption of gas at the plant in Roanoke Rapids on a daily and monthly basis. Panda has the right to carryover to the following month an imbalance between its receipt of gas at Pleasant Hill and its delivery to Roanoke Rapids in any month equal to the greater of 50,000 MMBtu or 25% of the greater of the receipt or delivery volume for that month. Panda "cashes out" its monthly imbalance volume in excess of the carryover amount based upon NCNG's average purchase price of gas for that month.

      - To the extent Panda is unable to buy gas, NCNG will sell gas to Panda on a best efforts basis to the extent it has gas available without diminishing service to its other customers.

      - Panda pays a fixed monthly fee of $20,000 for NCNG's services.


IV.  DFO Supply and Delivery.

     The Project's air permit allows it to operate for up to 2,000 hours/year on DFO. The Project facilities include on-site storage capacity sufficient to store approximately two million gallons of DFO (eight days of Project operation when dispatched at its rated capacity output for 24 hours/day) for use when gas is unavailable to the Project. The Project includes two oil unloading bays that can each unload one tank truck in approximately 30 minutes. When refilling its storage tank, the Project will typically unload two trucks/hour but can unload three trucks/hour if necessary.

     Pursuant to the FSMA, NGC is responsible for arranging DFO supply for the Project. Panda reports that NGC has no long-term contracts for DFO supply and delivery. Rather, Panda reports that its DFO resupply plan calls for the Project to top off its 2,000,000 gallon tank in advance of each winter season. If the Project burns DFO early in the winter, it typically will elect to replenish the consumed DFO immediately. However, as the winter progresses and the Project anticipates that gas will become increasingly reliable, it may decide not to replenish the tank immediately after an oil burn, but wait for late summer to top off the tank in preparation for the following winter.

     Pursuant to Panda's instructions, NGC currently buys DFO on a spot basis and does not hedge its purchase price because the Project's energy revenues are based on a spot oil price index (for January and February only) and the Project cannot predict in advance when or how much DFO it will burn in lieu of gas. NGC buys DFO from major oil companies and independent jobbers with product in storage at major terminals off the Colonial Pipeline in Richmond, VA, Selma, NC, Greensboro, NC, and at Norfolk marine terminals. In the past, NGC has arranged for the Project to buy 80-90% of its supply from suppliers active in Richmond and Selma, including BP, Conoco, Amoco, Exxon, Sprague, and several smaller jobbers. Since the suppliers either own trucks or have contracts with local trucking firms for regional truck delivery, NGC does not independently arrange trucking service from the terminals to the Project, i.e., the purchase price includes delivery to the plant.

     When Panda decides that it needs to purchase DFO, it notifies NGC of the desired volume. The NGC contact person in Houston is a petroleum products specialist who purchases products for several other power facilities as well as the Project. The NGC specialist contacts a list of suppliers active in the four regional terminal locations identified above and solicits price bids for the desired volume and product quality. NGC evaluates the bids and verbally accepts the winning bid at Panda's direction, but does not execute a written purchase order for the DFO until it receives the results of independent laboratory tests to confirm that the supplier's product in storage at the terminal complies with the Project's quality specifications. NGC hires local testing firms to take a sample of the winning supplier's product in storage at the terminal. Within 48 hours, NGC gets confirmation of product quality from the independent lab, executes a written purchase order, and the supplier begins loading trucks. If the Project, typically during early winter refills, indicates to NGC that it needs to replenish DFO quickly, NGC may skip the independent terminal test, but Panda reserves the right to reject product delivered to the Project that fails to meet the truck test at the plant, as described below.

     State regulation requires suppliers to seal each truck at the terminal and Panda refuses to unload a truck and accept the product if a truck arrives with seals broken. The drive time from Richmond and Selma is approximately 1.5 hours and the Project can receive trucks for unloading 24 hours/day. Prior to unloading, Panda takes a sample from each truck and sends a blended sample from all trucks unloaded each day to an independent lab for quality testing. Panda receives the test results within 24 hours. If the test shows that the delivered product failed to meet the Project's specifications, Panda halts further shipments from that supplier. However, because Panda purchases low sulfur (.05%) product in the late summer to top off its tank, it is able to blend any low quality product received during a winter replenishment with the high quality summer product and maintain its air permit requirement of .2% sulfur product.

ASSESSMENT OF PRO FORMA FUEL COSTS

     As part of the due diligence review of the Project's fuel arrangements, BSA evaluated the fuel supply and transportation assumptions made by Burns & McDonnell in the Executive Summary of and the Expected Fuel Costs section of the Financial Assessment of the Project contained in the Independent Engineer's Report.
We have concluded from our review that the Independent Engineer's Report employs conservative assumptions for the fixed costs of gas transportation services to the Project and that it assumes the Project's variable fuel costs will track those used to calculate VEPCO's energy payments in the summer and winter gas months, even though NGC has a financial incentive to beat the energy payment fuel prices. Based on our assessment of the fuel contracts and the cost of spot gas(3) and pipeline transportation services, we believe that the delivered cost of fuel to the Project is likely to be less than the estimates contained in the Independent Engineer's Report. In addition, we conclude that the Independent Engineer's Report contains reasonable assumptions concerning the revenue that the Project may receive by reselling transportation capacity that is excess to the Project's average daily capacity utilization and/or reselling gas using its excess transportation capacity.

ANALYSIS OF POTENTIAL RISKS TO INVESTORS

     In this section, we identify and discuss areas of potential risk to investors based on our review of the Project's fuel supply and delivery arrangements and our assessment of the Project's operations through 1995.

I.   Viability of Existing Fuel Supply and Delivery Arrangements.

     Panda originally designed the Project's fuel plan to serve a summer peaking electric generation facility. As such, the fuel plan accommodates the variability in the Project's fuel requirements in the most cost-effective manner by avoiding the fixed costs and premium prices attendant with firm gas supply and transportation obligations and maximizing the operational flexibility inherent in the Project's contracted services as well as in its location, and facilities. The Project's flexible fuel arrangements include:

    -  Panda has contracted for overall fuel management services
       (gas/DFO supply and delivery) with NGC, one of the most diversified and experienced firms providing fuel management services.

    - The Project has direct pipeline access to two major interstate gas pipeline systems that access gas supplies in two different supply regions (Columbia serves the Appalachia supply region while Transco accesses the U.S. Gulf Coast supply region). This structure permits NGC, on behalf of the Project, to shop for the lowest cost spot gas from either supply area when gas is available on both systems and, when transportation curtailments shut down one of the two pipeline routes, to access spot gas from the second pipeline route rather than burning more expensive DFO.

    - The monthly balancing and backup sales provisions of Panda's Pipeline Operating Agreement with NCNG permits the Project to avoid DFO use during brief periods when gas is unavailable and permits the Project to build up and carryover positive monthly imbalances in anticipation of seasonal, e.g., winter, periods of gas curtailments. In particular, after satisfying its baseload requirements, Panda is able to use any daily excess capacity in its Transco FT and NGC firm gas supply contracts to build up positive imbalances on NCNG during winter days of no dispatch for use when the Project is dispatched and no spot gas is available.

    - The Project may burn DFO as necessary to backup gas supplies for up to 2,000 hours/year, well in excess of the actual and anticipated future periods of gas unavailability.

     Table One reviews the Project's operating history in summary form for the first two years of operation and by month through the end of 1995. Table One reveals that Gulf Coast gas delivered via the Transco system has been the most economical fuel source for the majority of the Project's dispatch requirements, satisfying 64% of total dispatch consumption in 1993-1995. Over the same period, the Project has purchased relatively little (23% of total dispatch fuel) spot gas via the Columbia system, generally supplementing Transco spot deliveries in peak summer dispatch months for economic reasons. Table Two reveals that, aside from the first year when the Project did not yet have in place its full Transco FT service, the Project typically has burned significant amounts of DFO for electric dispatch only in winter months when spot gas was unavailable on either pipeline route, particularly starting in 1993 when, as described below, VEPCO used a revised formula for dispatching the Project.(4)


                               TABLE ONE
                        MONTHLY FUEL CONSUMPTION
                                  FOR
                     ELECTRICITY GENERATION VERSUS FCP MMBtu

                                Spot Gas
            Dispatch     Oil      Burn       Appala-
              Hours     Burn   Gulf Coast     chia   FCP    NCP Gas
Jan. 93          0         57         207        0   WOP        0
Feb. 93         30     30,316       2,101        0   WOP        0
Mar. 93          8        302       6,722        0   WGCP       0
Apr. 93          0         63         183        0   SGCP       0
May 93           0          0         558        0   SGCP       0
June 93         26         44      33,090        0   SGCP       0
July 93         18          0      22,875        0   SGCP       0
Aug. 93        162          0     158,017        0   SGCP       0
Sept. 93        55          0      24,076        0   SGCP       0
Oct. 93          6         57       5,298        0   SGCP       0
Nov. 93         19         96      21,104        0   WGCP       0
Dec. 93          0         67         365        0   WGCP       0
Jan. 94         90    117,546       6,603        0   WOP        0
Feb. 94          0         57         319        0   WOP        0
Mar. 94          0         57         225        0   WGCP       0
Apr. 94          4         12       2,644        0   SGCP       0
May 94           0        297         169        0   SGCP       0
June 94        289          0     269,678        0   SGCP       0
July 94        146        325      48,740   88,475   SGCP       0
Aug. 94         81         29      97,617    1,248   SGCP       0
Sept. 94        36      1,467      26,409        0   SGCP       0
Oct. 94        101        673      45,899        0   SGCP       0
Nov. 94          5        716       2,188        0   WGCP       0
Dec. 94          0        605       1,266        0   WGCP       0
Jan. 95          0         21         318        0   WOP        0
Feb. 95         48     52,811       4,129        0   WOP        0
Mar. 95         15        125      14,119        0   WGCP       0
Apr. 95        102          0     133,543        0   SGCP       0
May 95         325          0      36,776  382,040   SGCP       0
June 95        251          0      28,548        0   SGCP    284,238
July 95        391        713      26,444        0   SGCP    415,735
Aug. 95        466     25,315      29,527        0   SGCP    373,342
Sept. 95       152        465      32,370        0   SGCP    133,648
Oct. 95        387     24,952     181,846        0   SGCP       0
Nov. 95         72        169      30,048        0   WGCP       0
Dec. 95          0        318         188        0   WGCP       0
TOTAL        3,286    257,674   1,294,209  471,763          1,206,963
% TOTAL                 12.7%       64.0%    23.3%
FUEL (2)

                                1991-1992  1993-1995

% Oil Burned in WOP               11.6%      77.9%
Months =
% Appalachian Gas                 22.5%       0.0%
Burned in WGCP Months =
% Gulf Coast Gas                  90.3%      93.1%
Burned in SGCP Months =

(1)  Panda bought gas from Cape Fear Energy (NCNG) - cheaper than
NGC delivered price.
(2) Excludes NCP (VEPCO) supplied gas from 6/95-9/95 (delivered via Columbia).

"WOP":   Winter Oil Price (regional #2 oil price index).
"WGCP": Winter Gas Compensation Price (Appal. spot gas index + interruptible transportation).
"SGCP": Summer Gas Compensation Price (Gulf spot gas index + interruptible transportation).




			          TABLE TWO
		    PANDA-ROSEMARY COGENERATION FACILITY
          Oil Consumption by Fuel Compensation Price Period
                              MMBtu


        Total                      WGP            SGP
         Oil      WOP
        Burn     Months     %    Months     %    Months   %
 1991  141,628    9,327   6.6%  130,659  92.3%   1,643   1.2%
 1992   11,500    8,437  73.4%    2,384  20.7%     680   5.9%
 1993   31,002   30,374  98.0%      464   1.5%     164   0.5%  (1)
 1994  121,783  117,603  96.6%    1,378   1.1%   2,803   2.3%
 1995  104,889   52,832  50.4%      612   0.6%  51,445  49.0%
TOTAL  410,803  218,572  53.2%  135,496  33.0%  56,735  13.8%

          SOURCE:     Panda's Monthly Production Reports.

(1) Panda burned 50,267 MMBtu of oil in 8/95 and 10/95. Panda reports that in 8/95, gas was available, but it had to burn oil due to equipment problems. In 10/95, Panda reports that it burned DFO due to hurricane-related gas curtailments.

     The Project's power sales agreement with VEPCO originally compensated the Project for energy produced based on an index of gas and oil prices. In August 1993, the Project and VEPCO negotiated a revision to the energy payment provision to better align the Project's energy revenues with its actual fuel costs. As amended, the contract defines a Fuel Compensation Price
(FCP) that adjusts monthly based on a Winter Oil Price (WOP) index of regional DFO prices in January and February, a Summer Gas Compensation Price (SGCP) index of spot gas prices delivered to the Project from the Gulf Coast for April-October (the summer gas months), and a Winter Gas Compensation Price (WGCP) index of spot gas prices delivered to the Project from Appalachia for the winter gas months of November, December, and March. In addition, VEPCO pays a start-up fee equal to [$38,286 * (WOP-WGCP)] for every start-up request during the winter gas months.

     We conclude that, compared with the original FCP structure, the revised FCP structure more closely mimics the actual seasonal availability of fuel to the Project and therefore better links energy payments, dispatch and fuel availability. However, we caution that the calculation of dispatch and energy payments in the FCP are not directly tied to the Project's actual fuel costs, i.e., while the revised FCP reduces, it does not eliminate the risk of a mismatch between the fuel prices used to calculate FCP and the Project's actual cost of fuel to produce electricity. More specifically, although the Project benefits if it is able to burn gas in January and February when VEPCO will compensate it for DFO, it is vulnerable to burning DFO in lieu of gas to satisfy dispatch requests in any other month when VEPCO will compensate it for gas. The fuel arrangements provide for burning gas whenever available. However, operational experience suggests that while gas typically will be available throughout the summer months, the Project should anticipate potential gas curtailments during winter months. Therefore, the Project is most vulnerable to dispatch and DFO burn during the WGCP months of November, December and March.

     - As revealed in Figures One and Two, the operating history of the Project confirms that the Project has indeed operated as a summer peaker through 1995. In contrast, we note that the Independent Engineer's Report is projecting significantly greater dispatch during future WGCP months. This increase in dispatch highlights the lack of FT service for WGCP dispatch and the Project's vulnerability to DFO burn during those months.

     We believe that the following factors mitigate the fuel risk associated with significantly greater winter dispatch:

     - The FCP mechanism compensates the Project in part for DFO burn during WGCP months through the start-up fee. Panda has provided us with analysis that demonstrates that the start-up fee adequately compensates the Project for the differential between delivered DFO cost and an energy payment indexed to delivered gas prices for approximately 3-4 days of 24 hour/day operation after each start-up. As a dispatchable facility, the Project typically has not operated for longer than 3-4 days after a start-up during winter months.




                           Figure One

                     Monthly Dispatch Hours




        [Graph showing Historical Monthly Dispatch Hours from January, 1991 through July, 1995]




                           Figure Two

                      Yearly Dispatch Hours




            [Graph showing Historical Yearly Dispatch Hours
                     from 1991 through 1995]





     - From 1993-1995, NGC has been successful in securing spot gas from the U.S. Gulf Coast to satisfy all of the Project's gas requirements during the WGCP months (see Table One) at delivered costs less than the Appalachian spot gas index used to calculate the WGCP.

     - Panda's connection with both the Transco and Columbia systems will allow it the flexibility to seek out transportation service wherever it is available. In particular, we note that Columbia's interruptible transportation service typically is more reliable than Transco's during the winter months.

     If the Project begins to incur significant operation during the WGCP months, Panda could explore opportunities for firming up spot gas deliveries during such months, including:

     - Pre-arranged Released FT. Under this arrangement, the Project would contract to share existing capacity on the Transco or Columbia systems that another shipper, probably a gas utility, already holds. The releasing shipper would have limited need for the capacity in the shoulder months of November, December, and March, but would anticipate needing the capacity during the peak months of January and February when the Project would not need the capacity because VEPCO will fully compensate it for DFO burn.

     - Existing FT with Pre-arranged Release. Under this arrangement, the Project would buy new FT service on the Transco or Columbia systems and would negotiate to share the capacity with a buyer that needs peak period FT service, again probably a gas utility. The Project would permit the released FT buyer to use the FT service any day during the WOP months and any other day that the Project is not dispatched.

     In assessing the above or similar options, we caution that the firmer the level of desired service, the longer the time involved in negotiating an agreement and the greater the degree of fixed cost obligation the Project should anticipate incurring. For this reason, steps taken to firm up spot gas deliveries are likely to be economic only if the Project anticipates increases in dispatch during WGCP months. We have not conducted a detailed assessment of the most cost effective fuel strategy for the Project under alternate scenarios of future dispatch levels, i.e., whether to continue the existing fuel arrangements and risk burning greater amounts of DFO during WGCP months or to negotiate for firmer gas transportation service and reduce potential future WGCP DFO burn. However, we recommend that Panda continue to monitor on an annual basis the Project's actual annual and seasonal dispatch as well as the updated projections of future dispatch to assess the continued adequacy of the fuel plan and to determine when and if additional arrangements are appropriate.

II.  Fuel Reliability.

     Panda has purchased firm gas supply and FT service sufficient to satisfy only its baseload fuel requirements. Pursuant to the FSMA with NGC, Panda buys spot gas and IT service on the pipelines to satisfy its fuel requirements to produce power when dispatched. Therefore, the gas will not always be available and the Project will be forced to burn DFO to satisfy dispatch requirements, particularly in the winter months. However, we conclude that the Project's existing gas supply and delivery arrangements provide an appropriate degree of reliability for an electric peaking facility.

     Table Three reveals that the Project has utilized its flexible fuel plan to secure gas to satisfy in excess of 90% of its total dispatch fuel requirements from the start of commercial operations through the end of 1995. Moreover, over the same period, Panda confirms that the Project has never failed to meet a dispatch request due to lack of fuel, that it has never had less than a 1,000,000 gallon on-site inventory of DFO, that NGC has never failed to purchase DFO within 48 hours of Panda's request for resupply, and that the Project never failed to receive purchased DFO due to truck unavailability. Based on this record of DFO reliability and the fact that the Project enters each winter season with a DFO inventory sufficient to operate the Project on oil for at least 8 days at a 24 hours/day dispatch level prior to resupply, we conclude that no additional contracts are necessary for DFO supply and delivery. However, we caution that the Project may not be able to sustain a 90% gas reliability level in the future under a scenario of significantly higher levels of winter dispatch.

III. Contract Terms.

     The Project's fuel supply and transportation contracts have original terms of approximately 15 years and thus will need to be extended or replaced. We conclude that the Project should have little difficulty extending the existing fuel arrangements or, if necessary, replacing the current fuel contracts with alternate service arrangements that offer comparable price, credit support and reliability provisions. We note that the Independent Engineer's Report projects fuel costs through the year 2015 on the basis of the existing fuel contracts and, based on the foregoing conclusion, we believe such projection to be reasonable.

Gas Supply

     The Project's firm gas supply contract with NGC is market-based, i.e., the contract price of gas adjusts with the market value of spot gas in each month. The contract provides for NGC to deliver a warranted supply into receipt points on Texas Gas Transmission in East Texas and South Louisiana with the price equal to a monthly spot gas index plus NGC's $0.04/MMBtu margin. We note that the Panda receipt points are significant trading locations in the U.S. Gulf Coast supply area and that NGC's margin is reasonably competitive in current market conditions for a small volume, high load factor, long-term sale obligation of this type. For this reason, we believe

                           TABLE THREE
              PANDA-ROSEMARY COGENERATION FACILITY
   Monthly Fuel Consumption for Electric Generation, 1991-1995

                          FUEL CONSUMPTION
          Dis-    ------Oil------      Gas       Total        %       %
          patch
          Hours  Gallons    MMBtu     MMBtu      MMBtu       Oil     Gas
1991      1,174 1,021,184  141,628  1,145,122   1,286,750    11.0%  89.0%
1992        377    82,921   11,500    869,704     881,204     1.3%  98.7%

 JAN-93       0       413       57        207         264    21.7%  78.3%
 FEB-93      30   218,590   30,316      2,101      32,417    93.5%   6.5%
 MAR-93       8     2,177      302      6,722       7,024     4.3%  95.7%
 APR-93       0       452       63        183         246    25.5%  74.5%
 MAY-93       0         0        0        558         558     0.0% 100.0%
 JUN-93      26       317       44     33,090      33,134     0.1%  99.9%
 JUL-93      18         0        0     22,875      22,875     0.0% 100.0%
 AUG-93     162         0        0    158,017     158,017     0.0% 100.0%
 SEP-93      55         0        0     24,076      24,076     0.0% 100.0%
 OCT-93       6       414       57      5,298       5,355     1.1%  98.9%
 NOV-93      19       690       96     21,104      21,200     0.5%  99.5%
 DEC-93       0       480       67        365         432    15.4%  84.6%
 JAN-94      90   847,540  117,546      6,603     124,149    94.7%   5.3%
 FEB-94       0       410       57        319         376    15.1%  84.9%
 MAR-94       0       410       57        225         282    20.2%  79.8%
 APR-94       4        90       12      2,644       2,656     0.5%  99.5%
 MAY-94       0     2,140      297        169         466    63.7%  36.3%
 JUN-94     289         0        0    269,678     269,678     0.0% 100.0%
 JUL-94     146     2,340      325    137,215     137,540     0.2%  99.8%
 AUG-94      81       210       29     98,865      98,894     0.0% 100.0%
 SEP-94      36    10,580    1,467     26,409      27,876     5.3%  94.7%
 OCT-94     101     4,850      673     45,899      46,572     1.4%  98.6%
 NOV-94       5     5,163      716      2,188       2,904    24.7%  75.3%
 DEC-94       0     4,362      605      1,266       1,871    32.3%  67.7%
 JAN-95       0       151       21        318         339     6.2%  93.8%
 FEB-95      48   380,783   52,811      4,129      56,940    92.7%   7.3%
 MAR-95      15       901      125     14,119      14,244     0.9%  99.1%
 APR-95     102         0        0    133,543     133,543     0.0% 100.0%
 MAY-95     325         0        0    418,816     418,816     0.0% 100.0%
JUNE-95     251         0        0    312,786     312,786     0.0% 100.0%
JULY-95     391     5,141      713    442,179     442,892     0.2%  99.8%
 AUG-95     466   182,529   25,315    402,869     428,184     5.9%  94.1%
SEPT-95     152     3,353      465    166,018     166,483     0.3%  99.7%
 OCT-95     387   179,911   24,952    181,846     206,798    12.1%  87.9%
 NOV-95      72     1,219      169     30,048      30,217     0.6%  99.4%
 DEC-95       0     2,293      318        188         506    62.8%  37.2%
TOTAL                      257,674  2,972,935   3,230,609     8.0%  92.0%

SOURCE:  Panda's Monthly Production Reports.
that numerous creditworthy suppliers could access the Panda receipt points with warranted gas on a market plus $0.04/MMBtu basis. We conclude that Panda should have little difficulty replacing the NGC firm supply contract with another creditworthy firm supplier, if necessary.

     - Likewise, the cost of gas pursuant to the Project's FSMA is market based. In addition, NGC delivers the FSMA supplies to the Project using non-firm transportation service on interstate pipelines and the Project reimburses NGC's transportation costs. NGC provides this service by maintaining a portfolio of diverse gas supplies and delivery (transportation and storage) service arrangements on numerous interconnecting pipelines and a portfolio of diverse geographic and load requirement markets so that it always has gas flowing at multiple pipeline locations on any given day. By managing receipts and deliveries of gas at multiple locations, NGC utilizes the flexibility in the interconnected pipeline network to satisfy the Project's daily gas requirements. NGC is only one of several large, integrated gas marketing firms that controls the necessary combination of diverse supplies, markets, delivery arrangements and experience to provide this type of fuel management service. Because Panda's FSMA is market-based, we again conclude that Panda should have little difficulty replacing the NGC FSMA with another experienced fuel management service provider, if necessary.

Gas Transportation

A.   Service Reliability.

     Transco secured authorization from the FERC under Section 7(c) of the Natural Gas Act to build new facilities on its system and the upstream pipeline systems of CNG Transmission Corporation ("CNG"), and Texas Gas Transmission Corporation ("TGT") so as to provide new FT-NT service to the Project and other shippers. Panda recently converted service under its FT-NT contract to three separate Part 284 FT service agreements with Transco, CNG and TGT. As an FT shipper, the Project pays for service rates to on TGT, CNG and Transco based on "rolled-in" rates by which each pipeline recovers the overall embedded costs of its system cost of the specific facilities that the three pipelines build and that Transco uses to provide firm service to the shippers.(5) Transco, CNG and TGT also provide FT service to shippers pursuant to Part 284 of the Natural Gas Policy Act utilizing their overall system capacity, i.e., facilities not specifically dedicated to
Section 7(c) service. Part 284 FT shippers pay a "rolled-in" rate by which pipelines recover the overall embedded costs of their systems, excluding the costs of the specific facilities devoted to Section 7(c) service.

     This action has enhanced the Project's operational flexibility by allowing it to switch receipt and delivery points for the gas and permit it to access alternate supplies and markets for gas and release for sale capacity that may be excess to the Project's needs on either a temporary or permanent basis. However, the Project's Part 284 FT service agreement with Transco provides transportation through a different contract path than is provided under the FT-NT contract, as follows:

     - Under Panda's FT-NT service agreement, Transco received gas from CNG at Leidy, PA and redelivered the gas to Panda on a firm basis at Pleasant Hill.

     - For a portion of this route, Transco provided Panda with firm backhaul service, i.e., the contractual flow of gas from the intersection of Transco's "Leidy Line" with its mainline in Mercer County, NJ south to Transco's Station 165 in VA is counter to the south-to-north physical flow of gas on Transco's system.

     - In contrast, Transco's Part 284 FT tariff does not currently include firm backhaul service. Hence, the proposed Project's replacement Part 284 service agreement specifies that Panda must nominate service from Mercer County to Station 165 using its secondary firm capacity rights as a Part 284 FT shipper.

     - Pursuant to its tariff, Transco treats volumes scheduled between secondary firm points as lower priority transactions than those scheduled between primary firm points, i.e., Transco may interrupt secondary firm shipments, although such transactions have higher priority than interruptible transportation transactions. Consequently, the Part 284 replacement contract appeared at first to provide Panda with inferior service relative to its previous existing FT-NT service agreement.

     To address this risk issue, Transco provided BSA with documentation explaining that any transaction scheduled between Mercer County and Station 165 offsets forward haul volumes between Station 165 and Mercer County and, therefore, does not compete for scare south-to-north capacity on Transco's system. Transco states that although Panda would have to schedule gas from Mercer County to Station 165 on a secondary firm basis under its Part 284 FT contract, Transco would curtail Panda's backhaul service only under the exact same conditions that would force it to curtail Panda's FT-NT service, i.e., force majeure events restricting forward haul volumes from Station 165 to Mercer
County or Panda's failure to nominate and deliver gas as a forward haul from Leidy to Mercer County on the Leidy Lane.
Hence, we conclude that Panda's Part 284 FT service agreement with Transco provides the project with service reliability equivalent to its previously existing FT-NT agreement.(6) No such backhaul is involved with respect to the Project's gas transportation on either TGT or CNG, thus we conclude that its FT contracts with TGT and CNG enable the Project to receive the identical service reliability on those pipelines to the service it received on them under its previous FT-NT agreement with Transco.

B.   Cost.

     Because the Project converted from FT-NT service to conventional Part 284 FT service, it no longer faces the risk that it could lose its FT capacity when its FT contracts have expired after October 31, 2006. Under FERC rules, the Project's willingness to continue paying Part 284 maximum FT rates to each pipeline ensures that it will not be outbid by any other shipper at that time, and will thereby preserve its ability to retain its FT service. We understand that the FERC will permit the pipelines to charge Panda the higher of the generally-applicable
Part 284 FT rate or the existing Section 7(c) FT-NT rate,(7) and that the expiration dates of each of its Part 284 FT contracts are coincident with the term of its previous FT-NT contract, i.e., through 10/31/2006. Upon contract termination, the pipelines must make the physical capacity that they used to serve the Project available to the shipper offering the best price, subject to their maximum Part 284 FT rates. This implies that a conservative case is one in which, starting 11/1/2006 and extending for the duration of the financing, the Project would cease paying the existing FT-NT rate and begin paying the maximum
Part 284 FT rate on each of the three pipelines in order to replicate the same service that Transco currently provides on a packaged basis.

     We conservatively estimate that, since the Project has replaced its FT-NT service rate with Part 284 FT service rates on Transco, CNG and TGT, the cost of the Project's FT service would increase in 2006 by approximately 22% over the level assumed in the Project's financial model, i.e., up to the projected 2006 value of the pipelines' current Part 284 FT rates. Our analysis assumes the following:

     - Transco, CNG and TGT built capacity under Section 7(c) of the Natural Gas Act to serve the Project. This capacity will be available for much longer than the 15 year term of the FT-NT service agreement.

     - When the Project's Part 284 service agreements expire in 2006, the pipelines must make the capacity available to the shipper offering the best price, subject to their maximum Part 284 FT rates. We therefore assume that the pipelines will sell the capacity after 2006 to the highest bidder and that the Project's ability to retain the capacity is a matter of the Project's opting to maintain each of its three FT contracts in force on a year-to-year basis, with termination provisions as characterized above.

     Thus, we conservatively assume that the Project would have to pay the maximum Part 284 FT rates to retain the Transco, CNG, TGT service after 2006. We estimate that the sum of the Part 284 FT rates, although currently about 91% of the cost of FT-NT service on a 100% load factor basis, would not exceed FT-NT service costs until after 1999, and could be approximately 22% higher than the projected cost of FT-NT service by 2006. We note, however, that the foregoing increase in estimated fuel expenses, were it to transpire, would apply only to the firm component (3,075 Dth) of the Project's gas transportation expenditures and would affect only the final years of the loan, thus we conclude that it would not represent a significant or material increase the Project's overall fuel expenditures. In summary, the switch to Part 284 FT rates enhances the Project's operational flexibility, is likely to provide lower gas transportation costs at least through 1999 and, under conservative assumptions, would result in an immaterial increase in gas costs by the year 2006.

Gas Balancing

     Pursuant to the Pipeline Operating Agreement, NCNG both maintains the Project's pipeline from Pleasant Hill to Roanoke Rapids and provides the Project with monthly carryover balancing service for one monthly fixed price. Many parties are qualified to provide the former service. On the other hand, the monthly carryover service provides a critical degree of operational flexibility for a dispatchable electric generator and can only be accomplished through the physical gas storage capability that exists on NCNG's system or on the interstate pipelines. Therefore, we believe that NCNG or, possibly, NGC are the only realistic providers of the latter service. At the appropriate time, Panda intends to negotiate to extend the term of this agreement and believes that its mutually beneficial relationship with NCNG will continue under its current form.


CONCLUSION

     Set forth above under Opinions and Conclusions are our principal findings based on our analysis and evaluation of the Project's fuel supply and delivery arrangements. For a more detailed description of the estimates and assumptions upon which these opinions and conclusions are based, this report should be read in its entirety.


_______________________________
(1) Panda and NGC clarified NGC's fuel management responsibilities in a 1992 General Agent Confirmation Letter that designates NGC as the Project's agent for purposes of arranging all transportation services with interstate pipelines and NCNG for all gas delivered to the Project. As agent, NGC is responsible for communicating all required information between the gas suppliers, the pipelines and the Project and in reconciling any imbalances that may arise pursuant to Panda's firm transportation agreement with Transco (see below). Panda is responsible for paying all transportation costs as invoiced by NGC.

(2) Transco offers this conversion to all of its FT-NT customers pursuant to its FERC-authorized tariff.

(3) While we believe that the long-term spot gas price projections contained in the Independent Engineer's Report assume a reasonable degree of average annual gas price escalation over the term of the refinancing, we note that they fail to accurately capture the increase in gas prices experienced to date in 1996.

(4) Panda reports that in August of 1995, the Project burned DFO due to a plant equipment problem that prohibited gas burn and in October of the same year, the Project burned DFO in lieu of gas for three days due to hurricane-related spot gas curtailments.

(5) Pursuant to schedule FT-NT, Transco leases the new capacity from TGT and CNG, bundles it with the new capacity on its own system, and manages the aggregated capacity as if it were capacity solely on its own system e.g., Transco bills the Project for the aggregated capacity.
(6) Transco held the upstream capacity on TGT and CNG. Transco assigned its capacity on the upstream pipelines to Panda and Panda entered into Part 284 FT service agreements with TGT and CNG providing terms equivalent to the FT-NT service.
(7)    We estimate that the FT-NT rate is currently higher than the
Part 284 FT rate. The Engineer's Report assumes that the Project pays the FT-NT rate.



                    [Schlesinger Letterhead]


            BENJAMIN SCHLESINGER AND ASSOCIATES, INC.

                      Officer's Certificate


      I, Benjamin Schlesinger, Principal of Benjamin Schlesinger and Associates, Inc., DO HEREBY CERTIFY that:

     Since April 11, 1997, no event affecting our report entitled "Assessment of Fuel Price, Supply and Delivery Risks for the Panda-Rosemary Cogeneration Project" dated September 20, 1996 and updated April 11, 1997 (the "Fuel Consultant's Report") or the matters referred to therein has occurred (i) which makes untrue or incorrect in any material respect, as the date hereof, any information or statement contained in the Fuel Consultant's Report or in the Prospectus relating to the offering of 12-1/2% Registered Senior Secured Notes due 2004 by Panda Global Energy Company (the "Prospectus") under the captions "Description of the Projects -- The Rosemary Facility -- Independent Engineers' and Consultants' Reports -- Rosemary Fuel Consultant's Report" and "Independent Engineers and Consultants -- Rosemary Facility" in the Prospectus or (ii) which is not reflected in the Prospectus but should be reflected therein in order to make the statements and information contained in the Fuel Consultant's Report or in the Prospectus under the captions set forth above, in the light of the circumstances under which they were made, not misleading.

     WITNESS my hand this 6th day of June 1997.



                         By:       /s/ Benjamin Schlesinger
                         Name:     Benjamin Schlesinger, Ph.D.
                         Title:    President